Exhibit 99.12

PRESS RELEASE

Biogas in France: TotalEnergies Starts Its 2nd Largest Unit in

Normandy

•	BioNorrois will produce 153 GWh of biomethane, enough to supply 30,000 inhabitants.
•	The sugar producer Cristal Union will provide up to 80% of the agricultural materials.
•	BioNorrois will also produce 150,000 tons of natural fertilizer per year.
•	BioNorrois will help avoid the emission of 30,000 tons of CO2 per year.

Paris, February 26, 2025 – TotalEnergies announces the commissioning of BioNorrois, its 8th biomethane production unit1 in France, located in Fontaine-le-Dun (Normandy). It will inject 153 GWh of biomethane per year into the natural gas transport network operated by GRTgaz, equivalent to the average annual gas consumption of more than 30,000 inhabitants.

The French sugar group Cristal Union, partner in the project and 10% shareholder, will provide beet pulp, residues from its adjacent production site, to the biomethane plant, which will represent up to 80% of the 185,000 tons of organic materials used.

The 150,000 tons of digestate2 produced annually by the unit will be fully utilized by Cristal Union and the Norman cooperative NatUp with partner farms, to support them in their transition to the use of sustainable and locally produced fertilizers. This new territorial installation will save more than 5,500 tons of chemical fertilizers each year and avoid emitting 30,000 tons of CO2.

The development of BioNorrois is the result of consultation with all local stakeholders, including more than 130 farmers and agri-food industries as well as local administrations and officials, allowing the project to adapt to the needs of the territory.

“We are delighted with the commissioning of this new anaerobic digestion unit in Normandy, comparable in size to BioBéarn, our largest production site in France. With this new plant, which brings our biogas production capacity in the country to more than 800 GWh, TotalEnergies confirms its position as a major player in the market. With Cristal Union, we are partnering long-term with a robust, internationally recognized partner committed to sustainable growth of its activities. With this new biogas project, TotalEnergies continues to contribute to the promotion of a circular economy with multiple local benefits, the production of renewable energies, and the decarbonization of the French energy mix,” said Karine Boissy-Rousseau, VP Green Gases at TotalEnergies.

“We are pleased with the commissioning of this biomethane production unit located close to our sugar factory in Fontaine-le-Dun. Cristal Union has been committed to decarbonizing its activities for over 20 years. Unlike many industries, we have an asset: the ability to valorize the residues of our production, beet pulp, and industrial effluents, and reuse them to produce energy through anaerobic digestion or combustion. This partnership with TotalEnergies is a full-scale project for the treatment of pulp. Beyond the production of biogas from our production residues, it will allow us to provide our partner farmers with digestate to spread on their fields. A true circular economy project!” said Xavier Astolfi, General Manager of Cristal Union.

1 In France, TotalEnergies operates 8 biomethane production units, which inject renewable gas into the gas network, and 8 biogas production units providing electricity and heat through cogeneration.

2 Natural fertilizer, co-product of anaerobic digestion.

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About Cristal Union

The Cristal Union Group is among the leading European producers of sugar and alcohol. It is primarily based in France but achieves a significant portion of its sales abroad. The Group brings together more than 2,000 employees and 9,000 cooperative members. Its governance, organization, and operations are based on the cooperative model.  https://www.cristal-union.fr

Cristal Union Contacts

Eve-Marie Laporte – +33 (0)6 28 59 21 04 – emlaporte@cristal-union.fr

TotalEnergies and Biogas

A major player in the sector in France with now more than 800 GWh of biogas production capacity, TotalEnergies aims to continue its growth in Europe and the United States by partnering with leading companies, including Vanguard Renewables and Clean Energy in the United States. The Company is present across the entire value chain, from project development to the commercialization of this renewable gas and its by-products (biofertilizers, bioCO2). It aims for a gross capacity of 10 TWh equivalent biomethane per year by 2030 – equivalent to the average annual consumption of 1.6 million inhabitants and a reduction of CO2 emissions by 1.6 million tons.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).